UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Thomson: Full Year 2008 Results (Unaudited)

•

Unaudited 2008 results

o

Full year 2008 revenues amounted to € 4.8 billion, down 7.7% at constant currency compared to full year 2007.

o

Full year 2008 net loss amounted to € 1.9 billion, including a negative impact of € 1.6 billion of goodwill and other impairments, write-offs and restructuring charges.

o

Net financial debt at year-end 2008 stood at € 2.1 billion, including a cash position of € 769 million.

o

The Group is currently exploring with its principal creditors and potential equity investors solutions in order to improve its balance sheet in coherence with its strategic framework.

•

Disposals and cost savings actions

o

The Group has engaged the divestment process of Grass Valley (broadcast equipment), PRN (out-of-home advertising) and Screenvision (cinema advertising) previously announced on 28 January 2009.

o

The Group has launched operational efficiency programs to achieve cost savings in the range of € 120 million per year. These savings are expected to start materializing in 2009, with a full impact by 2011.

•

Strategic refocus

o

The Group has decided to refocus on its content creator customer base, leveraging its world leader market position in this area, the strength of the Technicolor brand with film and television studios, its in-home delivery assets (set-top-boxes and gateways) and its research and licensing capabilities.

•

Current trading environment

o

The revenue evolution for the first two months of 2009 shows some improvement compared to the 2008 trend.

o

The Group announces today the renewal and expansion of its multi-year contract for DVD replication and distribution with Disney, and an agreement with Paramount Pictures to create a state-of-the-art post production sound facility on the Paramount Hollywood lot.

o

The Group estimates that the cash level necessary to manage its operations is currently around € 250 million.

Paris, 9 March 2009 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE: TMS), met today to approve the Group’s full year 2008 results.

Comment by Frederic Rose, CEO

"Our 2008 unaudited results reflect a difficult trading environment and are largely impacted by write-offs. Thomson is therefore taking necessary steps to improve its operational performance and address its financial situation. We are actively continuing constructive discussions with our creditors in the best interest of all stakeholders.

Going forward, Thomson will refocus its business on its core customer base, the content creators. In this regard, the two contracts announced today with Disney and Paramount are encouraging signs as we start 2009."

Summary of consolidated full year 2008 results (unaudited)

All figures are preliminary and subject to final audit.

In € million	2008	2007	Change
Group net revenues from continuing operations	4,840	5,540	(700)
EBIT from continuing operations	(1,303)	380	(1,683)
Financial costs (net)	(396)	(103)	(293)
Share of profit/(loss) from associates	(4)	1	(5)
Income tax	(106)	(27)	(79)
Profit/(loss) from continuing operations	(1,809)	251	(2,060)
Loss from discontinued operations	(124)	(274)	150
Net income (Group share)	(1,930)	(23)	(1,907)
Free cash flow[1]	(591)	114	(705)
Net financial debt	2,116	1,258	858

Summary of adjusted indicators – Continuing operations (unaudited)

In € million	2008	2007	Change
Adjusted EBIT+ Depreciation and Amortization[2]	526	736	(210)
As a % of revenues	10.9%	13.3%
Adjusted EBIT[3]	156	360	(204)
As a % of revenues	3.2%	6.5%
Adjusted net income (Group share)[4]	(284)	(77)	(207)

1 Free cash flow is defined as net operating cash from / (used) in operating activities less purchases of property, plant & equipment (net of disposals) and intangible assets.

2 Adjusted EBIT + Depreciation and Amortization is defined as EBIT from continuing operations before depreciation & amortization, write-offs, capital gains/(losses) and other non-recurring items, goodwill impairments and restructuring charges.

3 Adjusted EBIT is defined as EBIT from continuing operations before write-offs, capital gains/(losses) and other non-recurring items, goodwill impairments and restructuring charges.

4 Adjusted net income (Group share) is defined as net income (Group share) before write-offs, capital gains/(losses) and other non-recurring items, goodwill impairments, restructuring charges, non-cash financial costs.

Key highlights

•

Net revenues for the fourth quarter 2008 were down 8.4% at current currency compared to the fourth quarter 2007, and down 8.2% at constant currency. This evolution is in line with the trend observed in the third quarter 2008, which showed a 7.9% decrease in revenues at constant currency compared to the third quarter 2007. The Group’s performance over the last quarter of 2008 was negatively impacted by softer demand in many of our activities, specifically in the advertising and broadcast equipment businesses.

•

Net revenues for the full year 2008 were down 12.6% at current currency compared to full year 2007, and down 7.7% at constant currency. The Group suffered from several adverse events, including the strike of the Writers Guild of America, some contract renewals and planned renegotiations in Film and DVD Services which led to increased price declines, and a weak activity in some business areas, particularly in the advertising and broadcast equipment businesses. These negative effects were partially compensated by the growth recorded by the Group in some other activities, notably high-definition discs (Blu-ray), with a strong increase in volumes in the second half of 2008, and access products for cable operators, following the contract signed with Comcast for the delivery of digital-to-analog adapters, marking the Group’s first step in the US cable video market.

•

Adjusted EBIT plus Depreciation and Amortization from continuing operations declined from € 736 million in 2007 to € 526 million in 2008. This decline was partly related to the decrease in revenues recorded in 2008, and partly related to delays in adjusting the Group’s cost base to lower activity, particularly in the Film Services and broadcast equipment activities.

•

EBIT from continuing operations declined by € (1,683) million to € (1,303) million in 2008. This decline in EBIT from continuing operations is mainly attributable to € (1,459) million of goodwill impairments, write-offs and restructuring charges.

•

Net income (Group share) declined by € (1,907) million to € (1,930) million in 2008 reflecting, beyond the EBIT decrease, higher financial charges (€ (396) million compared to € (103) million last year), mainly as a result of the impact of the impairment of the Group’s financial stake in Videocon, and higher tax expenses (€ (106) million compared to € (27) million last year). The adjusted net income (Group share) was € (284) million in 2008 compared to € (77) million in 2007, a decline of € (207) million.

•

Thomson generated a negative Group free cash flow of € (591) million for the full year 2008, of which € (161) million from discontinued operations. Excluding discontinued operations, net capex amounted to € (274) million, whilst the Group faced a significant rise in working capital of € (417) million (€ (327) million net of write-downs) and cash restructuring charges of € (58) million. Continuing cash tax and financial expenses reached € (181) million. The rise in Group working capital requirements is related to a reduced use of factoring (€ (250) million compared to 2007) and client advances, as well as the gradual alignment of the supplier payment cycle with contractual terms, all made necessary in the context of a more difficult trading environment and a more restrictive credit market.

•

Net financial debt reached € 2.1 billion at year-end 2008, an increase of € 858 million since year-end 2007. The net debt evolution results from (i) the negative Group free cash flow for 2008, of which € (250) million of reduction in factoring, (ii) a non cash negative impact of € (173) million due to foreign exchange movement effect on Thomson’s debt and mark-to-market adjustments associated with derivative instruments, and (iii) cash payments associated with the hybrid coupon, investments, cash collaterals and others of € (94) million.

•

Shareholders equity for the Group amounted to € (134) million at year-end 2008 (2007: € 2,055 million), resulting from the Group net loss of € (1,930) million and from an additional non-cash impact recognized in equity of € (216) million (fair value loss of Videocon shares and currency translation adjustments).

•

The Board proposes no dividend for the fiscal year 2008.

•

The revenue evolution for the first two months of 2009 shows some improvement compared to the 2008 trend.

•

In the first months of 2009, content creators have continued demonstrating their trust in Thomson.

o

Thomson today has extended its existing multi-territory DVD replication and distribution agreements with Walt Disney Studios Home Entertainment. Over the term of the multi-year agreement, Thomson will, in addition to existing services, provide freight management services to Walt Disney Studios Home Entertainment in North America.

o

Paramount Pictures and Thomson are announcing today plans to create a state-of-the-art post production sound facility on the Paramount Hollywood lot. The new sound facility will become the centerpiece of Paramount’s Post Production Village, providing a wide range of post-production services for filmed entertainment, television productions and commercial producers.

Adjusted indicators

As announced on 28 January 2009, the Group has appointed PriceWaterhouseCoopers as independent appraiser to review its goodwill and other types of assets, taking into account the changed market conditions in which the Group operates and the evolution of its strategic framework. Given the significant impact of the assets impaired on the company’s 2008 results, Thomson is presenting, in addition to published results and with the aim to provide a more comparable view of the evolution of its operating performance, a set of adjusted indicators which exclude the non cash impacts of this asset review, restructuring charges and non cash financial charges.

These adjustments, a summary of which is presented on the following page, amount to an impact on the Group net result of € 1,646 million for 2008, compared to an impact of € (54) million for 2007.

In 2008, Thomson recorded restructuring charges of € (204) million related to continuing operations, write-offs of assets of € (367) million and goodwill impairment of € (739) million.

•

Write-offs of intangible assets reached € (219) million, mostly related to the alignment of the value of customer relationships in our Technicolor activities with the pressure on volumes and pricing in physical media. Write-offs of tangible assets reached € (136) million, mostly related to the anticipated exit from some activities part of our Film business and to the impact of capital expenditure requirements on the profitability of our Broadcast services contracts.

•

Impairment of goodwill was mostly related to our Grass Valley business (€ (378) million) following the sharp degradation of market conditions and delays in development programs. The goodwill in the Group’s DVD business was impaired by € (139) million to reflect the decrease in volume and price pressure beyond what was estimated previously. The goodwill in the Group’s Film and Content Services businesses was impaired by € (143) million to reflect the price erosion in photochemical replication, and to integrate Thomson management’s decision to exit the Digital Cinema business to exhibitors in 2009.

Reconciliation of adjusted indicators (unaudited)

In € million	2008	2007	Change
EBIT from continuing operations	(1,303)	380	(1,683)
Write-offs included in cost of sales and operating expenses	(120)	(9)
Restructuring charges, net	(204)	(82)
Impairment losses on non-current operating assets	(1,106)	(6)
Other income / (expense)	(29)	117
Adjusted EBIT	156	360	(204)
As a % of revenues	3.2%	6.5%
Depreciation and amortization	370	376	(6)
Adjusted EBIT + Depreciation and Amortization AMORTIZATION	526	736	(210)
As a % of revenues	10.9%	13.3%

Net income (Group share)	(1 ,930)	(23)	(1,907)
Total adjustments included in adjusted EBIT	1,459	(20)
Non-cash adjustments to financial costs[5]	187	(34)
Total P&L adjustments	1,646	(54)
Adjusted net income (Group share)	(284)	(77)	(207)

Strategic framework and action plan

The Group has decided to refocus on its content creator customer base, leveraging its world leader market position in this area, the strength of the Technicolor brand with film and television studios, its in-home delivery assets (set-top-boxes and gateways) and its research and licensing capabilities.

•

Balance sheet improvement - Covenant breach

The Group’s private placement notes contain two financial covenants: the first requires the net debt to net worth ratio as at December 31, 2008 not to exceed 1:1, and the second requires a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to adjusted net interest expense of 3:1. Both ratios will be measured based on the Group’s 2008 audited financial statements, when available. Based on the unaudited financial statements, the Group believes that it will breach both of these covenants when its audited consolidated financial statements are available, at the latest by the end of April 2009. In addition, given that the unaudited net worth of the Group as at December 31, 2008 is negative, the Group believes that, at the time its audited consolidated financial statements are available, it is likely that it will have also exceeded certain limitations on secured indebtedness and subsidiary indebtedness set forth in its private placement notes and credit facility, which are also measured by reference to the net worth of the Group as at December 31, 2008. A breach of the above covenants and limitations will allow the noteholders and/or the lenders to accelerate substantially all of the Group’s senior debt.

As explained above, the Group will be faced, at the date when its audited 2008 financial statements are available, with a breach of covenants contained in financial agreements. The Board of Directors has carefully assessed the Group's ability to continue as a going concern for the next 12 months and has determined it was appropriate to do so, based on cash flow projections showing that, if it is successful to prevent an acceleration of its senior debt within that period, it will meet its expected cash requirements until at least 31 December 2009, and on the ability to start judicial proceedings under French law to suspend the potential implications of any such acceleration.

5 For 2007: change in fair value of embedded derivative in SLP convertible bond. For 2008: impairment of the financial stake in Videocon and reevaluation of US dollar borrowing hedge ineffectiveness.

Thomson has presented to its principal creditors and potential equity investors its strategic framework and started a dialogue regarding its balance sheet, the level of its indebtedness and ways to prevent the acceleration of the Group’s senior debt. At this stage, it is not possible to predict the outcome of this dialogue.

•

Business portfolio refocus

In line with the Group’s strategic framework, Thomson has initiated the previously announced divestment process of the Grass Valley and PRN activities, for which financial advisors have already been mandated. The divestment process for Screenvision will be launched shortly in agreement with ITV. The company expects to close these divestments before current year-end. Residential Telephony, Digital Cinema Systems as well as a set of smaller activities are also expected to be disposed of or closed in the same timeframe. The activities included in this disposals and closures program generated total revenues of € 1.1 billion in 2008.

•

Operational improvement and cost efficiencies

Following the full operational and financial review undertaken by the new management team in the last quarter of 2008, the Group has laid out an operational improvement plan including cost cutting measures with the objective to enhance its overall efficiency and profitability profile. The actions launched in 2008 and 2009 are expected to generate around € 120 million of annualized savings which will start materializing in 2009, with a full impact by 2011.

•

Business development

Based on the strategic assessment of the prospects of the Group’s key markets and of evolution of the needs of its content creator client base, the Group has decided to focus on four key initiatives:

o

Creative services. The Group will leverage its current position in visual effects and animation to extend its content creation capabilities to capture growth in this segment.

o

Selective geographical expansion of specific lines of business. Thomson will explore geographical expansion, particularly into Western Europe, to extend its capabilities to the growing base of customers outside North America.

o

Digital distribution. The Group will combine its electronic content distribution services capability with its set-top box and gateway business to capture growth in the nascent market of on-line premium video content distribution through network service providers. The Group’s presence in the set-top box and gateway market represents a significant edge to support film and television studios that aim to take a stronger position in the value chain for electronic content distribution to the end-consumer.

o

Research and licensing programs. The research and development of technologies supporting the Group’s business remains a priority and investment will be maintained at consistent level with recent history. However, this investment will be refocused to accommodate our new strategy. In addition, a strategy of selective patent acquisitions will be adopted to maintain our strong intellectual property portfolio which supports our licensing revenue streams.

Divisional highlights

•

Technicolor (formerly Services)

In € million	Q4 2008	Q4 2007	H2 2008	H2 2007
Revenues	627	711	1,149	1,309
Change at constant currency	(11.0)%		(8.2)%
Adjusted EBIT+D&A			169	214
Adj. EBIT + D&A margin (%)			14.7%	16.3%
KPIs
DVD volumes (m)	428	484	793	886
Change	(11.6)%		(10.5)%
Film footage (bn feet)	0.85	1.22	1.94	2.39
Change	(30.0)%		(18.7)%

Q4 2008 revenues suffered from the strong impact of the weak economic environment  on the Group’s out-of-home advertising businesses (PRN and Screenvision). The Writers Guild of America strike at the beginning of the year and the anticipation by studios of a potential Screen Actors Guild strike weighed on the Group’s Film and post-production/creative businesses. Revenues were also impacted by the previously announced loss of a film printing contract for a key customer in North America. The decline in the division’s profitability in H2 2008 was mainly related to the decrease in revenues of the out-of-home advertising businesses and to a delay in adapting the cost structure to lower volumes, in particular in the Film business.

•

Thomson Grass Valley (formerly Systems)

In € million	Q4 2008	Q4 2007	H2 2008	H2 2007
Revenues	730	765	1,271	1,416
Change at constant currency	(5.0)%		(8.7)%
Adjusted EBIT+D&A			72	105
Adj. EBIT+D&A margin (%)			5.7%	7.4%
KPIs
Cable (m)	3.6	1.7	4.9	2.7
Satellite (m)	3.1	2.7	5.5	5.4
Telecom (m)	3.4	3.2	5.9	5.8
Total Access Products (m)	10.0	7.6	16.4	13.9
Change	32.3%		17.6%

Q4 08 revenues showed a contrasted performance with positive trends in the access products business counterbalanced by the impact of weak demand and tougher economic environment on orders at Grass Valley. The decision taken by the Group to exit from its retail Telephony activities in North America translated into a strong decrease in revenues. In its access product business, the Group recorded strong growth in shipments (+32% YoY), driven by market share gains and improved mix, especially with key Satellite and Cable customers in the US. Overall, 2008 revenues reflected the resilience of the Group’s access products activities, whilst more difficult economic conditions weighed on customer spending in Broadcast equipment. The strong decline in revenues of the retail Telephony and Broadcast activities had a significant impact on the division’s profitability in the second half of 2008.

•

Licensing (formerly Technology)

In € million	Q4 2008	Q4 2007	H2 2008	H2 2007
Revenues	107	124	211	221
Change at constant currency	(13.7)%		(4.3)%
Adjusted EBIT+D&A			160	155
Adj. EBIT+ D&A margin (%)			75.8%	70.1%

In 2008, Licensing revenues benefited from a stable revenue stream from the MPEG-LA pool and from the positive impact of continued rollouts of new licensing programs such as LCD and Digital TV. However, Q4 2008 revenues did not benefit from the same level of one-offs as in Q4 2007 due to the decision to delay the signature of some new Digital TV contracts to extract better value from related patents. Despite lower Licensing revenues, the continuing optimization of the cost base led to an improvement of the adjusted EBIT+D&A margin from 70.1% in H2 2007 to 75.8% in H2 2008.

•

Discontinued activities

Total EBIT from discontinued activities amounted to € (120) million in 2008. This EBIT loss included mainly (i) a loss relating to the closure of the Silicon activities announced in H1 totaling € (80) million, of which € (47) in restructuring, (ii) a loss of € (19) million relating to post closing adjustments related to the sale of the US activities of AVA (Audio Video & Accessories) to Audiovox and to the completion of the shutdown of the European activities, (iii) a loss of € (20) million for Displays related to additional reserves taken against business risks which might occur in the Tubes business disposal.

An analyst presentation hosted by Frederic Rose, CEO and Stephane Rougeot, CFO will be held at 15:00 CET at the Pershing Hall Hotel, 49 rue Pierre Charon, 75008 Paris. This presentation will also be accessible via conference call.

Notice

Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements, including any discussion of management expectations for future periods, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business and regulatory factors, many such factors being outside of our control. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's public statements and reports (Information Réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

Contacts

External Communications, phone: +33 1 41 86 53 93

Investor Relations, phone: +33 1 41 86 55 95

Calendar

Annual General Meeting: 16 June 2009

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(€ in millions)	2008	2007	2006
Continuing operations
Revenues	4,840	5,540	5,691
Cost of sales	(3,904)	(4,251)	(4,342)

Gross margin	936	1,289	1,349

Selling and administrative expenses	(665)	(685)	(653)
Research and development expenses	(235)	(253)	(243)
Restructuring costs	(204)	(82)	(65)
Impairment losses on non-current operating assets	(1,106)	(6)	(3)
Other income (expense)	(29)	117	167
Profit (loss) from continuing operations before tax and net finance costs	(1,303)	380	552

Interest income	18	19	18
Interest expense	(108)	(120)	(108)
Other financial income (expense)	(306)	(2)	(112)
Net finance costs	(396)	(103)	(202)

Share of profit (loss) from associates	(4)	1	(86)
Income tax	(106)	(27)	-
Profit (loss) from continuing operations	(1,809)	251	264

Discontinued operations
Net loss from discontinued operations	(124)	(274)	(209)

Net income (loss)	(1,933)	(23)	55
Attributable to:
- Equity Holders	(1,930)	(23)	55
- Minority interests	(3)	-	-

	Year ended December 31,
(in euro, except number of shares)	2008	2007	2006

Weighted average number of shares outstanding – (basic net of treasury stock)	262,940,152	262,787,361	261,188,858

Earnings (loss) per share from continuing operations
- basic	(6.94)	0.88	0.94
- diluted	(6.94)	0.76	0.88
Earnings (loss) per share from discontinued operations
- basic	(0.47)	(1.04)	(0.80)
- diluted	(0.47)	(0.95)	(0.73)
Total earnings (loss) per share
- basic (1)	(7.41)	(0.16)	0.14
- diluted (1)	(7.41)	(0.19)	0.15

(1)

In 2008, 2007 and 2006, the dividends on the subordinated perpetual notes (whenever they do not impact the net result) are taken as a reduction of earnings for the purpose of earnings per share calculation.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2008	December 31, 2007	December 31, 2006
ASSETS

Non-current assets:
Property, plant and equipment	541	693	813
Goodwill	926	1,645	1,714
Other intangible assets	673	938	1,071
Investments in associates	7	10	12
Investments and available-for-sale financial assets	52	397	266
Derivative financial instruments	-	16	7
Contract advances	131	122	129
Deferred tax assets	515	503	397
Income tax receivable	21	67	58
Other non-current assets	41	53	52

Total non-current assets	2,907	4,444	4,519

Current assets:
Inventories	270	332	366
Trade accounts and notes receivable	968	918	1,018
Current accounts with associates and joint-ventures	4	12	97
Derivative financial instruments	85	17	8
Income tax receivable	32	10	5
Other current assets	485	464	530
Cash collateral	38	-	-
Cash and cash equivalents	769	572	1,311
Assets classified as held for sale	33	1	264

Total current assets	2,684	2,326	3,599

Total assets	5,591	6,770	8,118

 UNAUDITED CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2008	December 31, 2007	December 31, 2006
EQUITY AND LIABILITIES

Shareholders’ equity:
Common stock (269,890,028 shares at December 31, 2008 with nominal value of €3.75 per share)	1,012	1,012	1,027
Treasury shares	(159)	(154)	(225)
Additional paid in capital	1,643	1,539	1,686
Subordinated perpetual notes	500	500	500
Other reserves	139	282	64
Retained earnings (accumulated deficit)	(2,998)	(932)	(886)
Cumulative translation adjustment	(272)	(202)	(54)

Shareholders’ equity (deficit)	(135)	2,045	2,112

Minority interests	1	10	7

Total equity (deficit)	(134)	2,055	2,119

Non-current liabilities:
Borrowings	22	1,078	1,393
Retirement benefits obligations	332	352	505
Restructuring provisions	17	25	48
Derivative financial instruments	-	11	51
Other provisions	103	50	107
Deferred tax liabilities	284	204	143
Other non-current liabilities	45	59	71

Total non-current liabilities	803	1,779	2,318

Current liabilities :
Borrowings	2,862	745	1,276
Derivative financial instruments	46	35	10
Retirement benefits obligations	71	51	67
Restructuring provisions	115	75	72
Other provisions	102	89	86
Trade accounts and notes payable	968	1,160	1,032
Accrued employee expenses	155	168	165
Income tax payable	32	58	57
Other current liabilities	548	547	671
Payables on acquisition of companies	1	7	13
Liabilities classified as held for sale	22	1	232

Total current liabilities	4,922	2,936	3,681
Total liabilities	5,725	4,715	5,999

Total equity (deficit) and liabilities	5,591	6,770	8,118

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)	Year ended December 31
	2008	2007	2006
Net income (loss)	(1,933)	(23)	55
Loss from discontinued operations	(124)	(274)	(209)
Profit (loss) from continuing operations	(1,809)	251	264
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization(1)	537	375	447
Impairment of assets(2)	1,155	22	3
Net changes in provisions(3)	129	(130)	(155)
(Profit) / loss on asset sales	-	(55)	(9)
Interest (Income) and Expense	90	101	90
Other non cash items (including tax)	189	17	95
Changes in working capital and other assets and liabilities	(327)	55	(8)
Cash generated from / (used in) continuing operations	(36)	636	727
Interest paid(4)	(90)	(95)	(151)
Interest received	7	11	14
Income tax paid	(37)	(69)	(42)
Net operating cash generated from / (used in) continuing activities	(156)	483	548
Net operating cash used in discontinued operations	(162)	(202)	(133)
Net cash from / (used in) operating activities (I)	(318)	281	415

Acquisition of subsidiaries, associates and investments, net of cash acquired	(16)	(51)	(255)
Net cash impact from sale of investments	(2)	42	125
Proceeds from sale (purchases) of marketable securities	-	-	8
Purchases of property, plant and equipment (PPE)	(182)	(175)	(156)
Proceeds from sale of PPE	6	111	70
Purchases of intangible assets including capitalization of development costs	(98)	(89)	(112)
Cash collateral granted to third parties	(35)	-	-
Loans (granted to) / reimbursed by third parties	(3)	-	17
Net investing cash generated used in continuing activities	(330)	(162)	(303)
Net investing cash generated from / (used in) discontinued operations	(21)	23	(163)
Net cash used in investing activities (II)	(351)	(139)	(466)

Purchases of treasury shares and others	1	(7)	8
Repayment of convertible bonds	(367)	-	(611)
Proceeds from borrowings	1,610	162	1,121
Repayments of borrowings	(345)	(898)	(26)
Dividends and distributions paid to Group’s shareholders	(29)	(117)	(107)
Dividends and distributions paid to minority interests	-	-	(2)
Net financing cash generated from/ (used in) continuing activities	870	(860)	383
Net financing cash used in discontinued operations	-	(1)	(10)
Net cash provided by / (used) in financing activities (III)	870	(861)	373

Net (decrease) / increase in cash and cash equivalents (I+II+III)	201	(719)	322
Cash and cash equivalents at beginning of period	572	1,311	996
Exchange losses on cash and cash equivalents	(4)	(20)	(7)
Cash and cash equivalents at end of period	769	572	1,311

(1) Including € 151 million of depreciation of our investment in Videocon Industries in 2008.

(2) Including € 49 million of impairment of assets as part of restructuring plans in 2008.

(3) Including non cash impact of € (63) million in 2007 and € (167) million in 2006 corresponding to the net gains on the medical plan curtailments.

(4) Including € 59 million of accrued interest premium paid on convertible bond in 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Stéphane Rougeot
	Name:	Stéphane Rougeot
Date: March 10, 2009	Title:	Executive Vice President, Chief Financial Officer